Exhibit 99.1
News From
REGENCY TOWERS, 1415 W. 22ND ST., OAK BROOK, ILLINOIS 60523
     FOR IMMEDIATE RELEASE
Federal Signal Corporation Announces 2010 Fourth Quarter Results
—Highlights—
•	Orders increased 10% sequentially over the third quarter
•	Non-cash goodwill and other intangible asset impairment charge of $79 million
•	Non-cash tax charge of $85 million for establishment of valuation allowance against deferred tax assets
•	Hearing loss settlement charge of $3.8 million
•	Restructuring charges of $1 million
•	Loss per share from continuing operations of ($2.55)
Oak Brook, Ill., — Federal Signal Corporation (NYSE: FSS), a leader in environmental, safety and transportation solutions, announced today a loss per share from continuing operations of ($2.55) for the fourth quarter and a loss from continuing operations of ($158.4) million on net sales of $186.7 million. For the same period of 2009, the Company reported earnings per share of $0.19 on income of $9.4 million from continuing operations on net sales of $205.6 million. Included in the results for the fourth quarter of 2010 is a non-cash charge to recognize a valuation allowance of $85.0 million against deferred tax assets, a non-cash goodwill and other intangible asset impairment charge of $78.9 million in the Federal Signal Technologies Group, and a charge of $3.8 million to settle a significant portion of the Company’s existing hearing loss litigation. The deferred tax asset valuation allowance does not impact the Company’s ability to use the related tax benefits in the future. The ($2.55) loss per share from continuing operation for the fourth quarter of 2010 included goodwill and other assets impairment charges of ($1.15) per share, restructuring charges of ($0.01) per share, hearing loss settlement charge of ($0.04), and ($1.37) per share tax charges, primarily related to the establishment of a deferred tax valuation allowance resulting from the cumulative domestic losses reported by the Company. Earnings per share for the fourth quarter of 2009 included restructuring charges of ($0.01) per share.
Year to date, the Company reported a loss per share from continuing operations of ($2.79) on net sales of $726.5 million as compared to earnings per share from continuing operations in 2009 of $0.41 on net sales of $750.4 million. The year over year reduction is primarily related to the non-cash tax valuation allowance and goodwill and other intangible asset impairment charge discussed above, restructuring charges of $5.0 million, acquisition and integration related costs of $3.9 million, and a settlement charge of $3.8 million for the hearing loss litigation.
The Company recorded a net loss of ($169.2) million including a loss from discontinued operations of ($10.8) million in the fourth quarter of 2010 compared to net income of $22.7 million including a gain from discontinued operations of $13.3 million in the same prior year period.
Fourth quarter 2010 discontinued operations included a $2.7 million loss associated with the closing of a wholly-owned China based business, a $2.9 million charge primarily related to an environmental remediation liability at a Texas facility that was previously used by the discontinued Pauluhn business, a $2.2 million charge to the product liability reserve and a $2.9 million tax expense associated with the deferred tax asset valuation allowance, compared to the gain on sale of the Pauluhn business of $14.3 million recorded in the fourth quarter of 2009.
For the full year, the 2010 net loss was ($175.7) million compared to 2009 net income of $23.1 million in the prior year.
As of December 31, 2010, the Company was not in compliance with its interest coverage ratio under its existing credit and private placement note agreements. The Company has received a waiver of this event of default from its lenders. In addition, the credit and private placement note agreements have been amended to include new financial and other covenants. Certain new restrictions have also been added to the agreements which will limit the Company’s ability to incur additional indebtedness, make investments, pay dividends and engage in other transactions. As a result, the Company will not pay a dividend for the first quarter 2011.

Dennis J. Martin, President and Chief Executive Officer, stated, “We recognized significant charges in the fourth quarter. Some will result in improved future profitability, and some were non-cash charges driven by accounting guidelines. With the fourth quarter now behind us, we are focused on delivering improved results — both earnings and cash flow — as we move through 2011. Many of our industrial businesses performed well in 2010, with solid growth at good margins — while our municipal-focused businesses faced a challenging environment.”
Mr. Martin continued, “My goal is to drive margin and cash flow improvement across all of the businesses in our portfolio. We have begun the process of segmenting, simplifying and improving our lower-margin businesses, while identifying ways to further enhance our better-performing businesses. Orders for the fourth quarter increased $17 million, or 10%, versus the third quarter, with most of those gains coming in our longer lead-time businesses at Bronto and ESG. This is an encouraging sign for 2011 as these orders will be turned into higher sales and profits in the second quarter and beyond, and our margin improvement initiatives will gain traction as we move through the year.”
GROUP RESULTS
Safety and Security Systems
The following table summarizes the Safety and Security Systems Group’s operating results for the three month period ended December 31, 2010 and 2009, respectively:

($ in millions)	2010	2009	Change
Orders	$52.3	$54.0	$(1.7)
Net sales	54.8	57.9	(3.1)
Operating income	7.1	6.3	0.8
Operating margin	13.0%	10.9%	2.1%
Depreciation and amortization	$0.9	$1.0	(0.1)
•	Orders decreased $1.7 million in the fourth quarter compared to the respective prior year period. U.S. orders decreased $0.4 million due to lower municipal spending in the police, fire and outdoor warning markets, partially offset by stronger industrial demand of $1.4 million. Non-U.S. orders decreased $1.3 million as strong demand for industrial and outdoor warnings systems were offset by weak demand in the municipal market.
•	Net sales decreased $3.1 million in the fourth quarter compared to the respective prior year period caused by lower municipal spending, partially offset by strong industrial demand.
•	Operating income increased $0.8 million in the fourth quarter compared to the respective prior year period driven by cost reduction initiatives, which resulted in a 2% improvement to the operating margin compared to the same period prior year.
Fire Rescue
The following table summarizes the Fire Rescue Group’s operating results for the three month period ended December 31, 2010 and 2009, respectively:

($ in millions)	2010	2009	Change
Orders	$28.6	$28.4	$0.2
Net sales	34.0	58.6	(24.6)
Operating income	4.3	9.6	(5.3)
Operating margin	12.6%	16.4%	(3.8)%
Depreciation and amortization	$0.6	$0.6	$—

•	Orders increased $2.8 million, excluding the currency impact in the fourth quarter, compared to the respective prior year period. This was primarily due to an increase in the industrial market.
•	Net sales decreased $24.6 million in the fourth quarter compared to the respective prior year period as a result of lower volumes and an unfavorable currency impact of $2.6 million.
•	Operating income decreased by $5.3 million in the fourth quarter compared to the respective prior year period due to lower volumes and unfavorable currency impact. Operating margin decreased by 4% compared to the respective prior year period due to lower gross profit margin and an unfavorable currency impact, partially offset by cost reduction activities.
Environmental Solutions
The following table summarizes the Environmental Solutions Group’s operating results for the three month period ended December 31, 2010 and 2009, respectively:

($ in millions)	2010	2009	Change
Orders	$84.1	$73.2	$10.9
Net sales	71.9	68.9	3.0
Operating income	1.8	3.0	(1.2)
Operating margin	2.5%	4.4%	(1.9)%
Depreciation and amortization	$1.2	$1.2	$—
•	Orders increased $10.9 million in the fourth quarter compared to the respective prior year period. U.S. orders increased $13.4 million in the fourth quarter compared to the respective prior year period due to an increase of $8.4 million in the industrial market and $5.0 million in the municipal and government markets. Non-U.S. orders in the fourth quarter compared to the respective prior year period decreased $2.6 million.
•	Net sales increased $3.0 million in the fourth quarter compared to the respective prior year period as a result of higher sales volumes in sewer cleaners and parts, offset by lower sales volumes in street sweepers.
•	Operating income decreased $1.2 million compared to the respective prior year period, primarily due to lower sweeper sales volume.
Federal Signal Technologies
The following table summarizes the Federal Signal Technologies Group’s operating results for the three month period ended December 31, 2010 and 2009, respectively:

($ in millions)	2010	2009	Change
Orders	$21.7	$18.1	$3.6
Net sales	26.0	20.2	5.8
Operating (loss) income	(80.8)	3.1	(83.9)
Operating margin	(310.8)%	15.3%	(326.1)%
Depreciation and amortization	$1.6	$1.1	$0.5
•	Orders increased $3.6 million in the fourth quarter compared to the respective prior year period. U.S. orders increased $6.0 million in the fourth quarter compared to the respective prior year period as a result of orders attributed to the newly acquired businesses, Sirit, VESystems and Diamond, partially offset by a decrease in both automated license plate recognition (“ALPR”) cameras and parking systems. Non-U.S. orders decreased $2.5 million in the fourth quarter compared to the respective prior year period due to weak demand of ALPR cameras in the European market as a result of soft municipal and government spending.
•	Net sales increased $5.8 million in the fourth quarter compared to the respective prior year period, primarily due to sales from the newly acquired businesses of Sirit, VESystems, and Diamond, offset by a decrease in the sales of ALPR cameras and parking systems as result of soft municipal government spending.

•	Operating loss was ($80.8) million in the fourth quarter compared to operating income of $3.1 million for the respective prior year period. The decrease in operating income was primarily due to non-cash goodwill and other intangible asset impairment charge of $78.9 million, higher amortization expense, higher research and development costs, and a deferred retention expense related to the acquisition of Diamond.
CORPORATE EXPENSES
•	Corporate expenses were $15.1 million and $7.6 million for the fourth quarter of 2010 and 2009, respectively. The increase was mainly due to a $3.8 million settlement charge in connection with the Company’s ongoing hearing loss litigation, and a $2.8 million charge for severance expenses.

CONFERENCE CALL
Federal Signal will host its fourth quarter conference call on Wednesday, March 16th, 2011 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) enhances the safety, security and well-being of communities and workplaces around the world. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and institutional customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates four groups: Safety and Security Systems, Environmental Solutions, Federal Signal Technologies, and Fire Rescue. For more information on Federal Signal, visit: http://www.federalsignal.com.
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: William Barker +1-630-954-2000, wbarker@federalsignal.com
# # #

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

	Three months ended December 31,		For the Years Ended December 31,
(in millions, except per share data)	2010	2009	2010	2009
Net sales	$186.7	$205.6	$726.5	$750.4
Costs and expenses
Cost of sales	138.5	151.3	542.3	557.3
Selling, general and administrative	50.9	38.8	173.3	155.8
Acquisition and integration related costs	0.1	—	3.9	—
Goodwill and intangible assets impairment	78.9	—	78.9	—
Restructuring charges	1.0	1.1	5.0	1.5

Operating (loss) income	(82.7)	14.4	(76.9)	35.8
Interest expense	2.0	2.6	10.3	11.4
Other (expense) income, net	(0.2)	1.0	1.2	(0.7)

(Loss) income before income taxes	(84.9)	12.8	(88.4)	25.1
Income tax expense	(73.5)	(3.4)	(72.3)	(5.3)

(Loss) income from continuing operations	(158.4)	9.4	(160.7)	19.8
Loss from discontinued operations and disposal, net of tax	(10.8)	13.3	(15.0)	3.3

Net (loss) income	$(169.2)	$22.7	$(175.7)	$23.1

COMMON STOCK DATA:
Basic and diluted earnings (loss) per share:
(Loss) earnings from continuing operations	$(2.55)	$0.19	$(2.79)	$0.41
(Loss) earnings from discontinued operations and disposal	(0.17)	0.27	(0.26)	0.06

(Loss) earnings per share	$(2.72)	$0.46	$(3.05)	$0.47

Weighted average common shares outstanding:
Basic	62.2	48.9	57.6	48.6
Diluted	62.2	48.9	57.6	48.6
Cash dividends per share of common stock	$0.06	$0.06	$0.24	$0.24

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

	December 31,	December 31,
( in millions, except per share data)	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$62.1	$21.1
Accounts receivable, net of allowances for doubtful accounts of $2.8 and $2.4, respectively	100.4	119.7
Inventories, net	119.6	110.7
Other current assets	17.9	25.9

Total current assets	300.0	277.4
Properties and equipment, net	63.2	64.2
Other assets
Goodwill	310.4	319.6
Intangible assets, net of accumulated amortization	84.4	50.5
Deferred tax assets	—	17.2
Deferred charges and other assets	3.4	1.7

Total assets of continuing operations	761.4	730.6
Assets of discontinued operations	3.1	13.9

Total assets	$764.5	$744.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	$1.8	$—
Current portion of long-term borrowings	76.2	41.9
Accounts payable	53.5	44.8
Accrued liabilities
Compensation and withholding taxes	21.2	20.8
Customer deposits	10.2	10.4
Deferred revenue	10.6	4.3
Other	41.1	42.0

Total current liabilities	214.6	164.2
Long-term borrowings and capital lease obligations	184.4	159.7
Long-term pension and other postretirement benefit liabilities	41.3	39.6
Deferred gain	23.5	24.2
Deferred tax liabilities	45.8	—
Other long-term liabilities	15.8	12.2

Total liabilities of continuing operations	525.4	399.9
Liabilities of discontinued operations	18.2	15.9

Total liabilities	543.6	415.8
Shareholders’ equity
Common stock, $1 par value per share, 90.0 million shares authorized, 63.0 million and 49.6 million shares issued, respectively	63.0	49.6
Capital in excess of par value	164.7	93.8
Retained earnings	50.6	240.4
Treasury stock, 0.9 million and 0.8 million shares at cost, respectively	(15.8)	(15.8)
Accumulated other comprehensive loss	(41.6)	(39.3)

Total shareholders’ equity	220.9	328.7

Total liabilities and shareholders’ equity	$764.5	$744.5

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	For the Years Ended
	December 31,
	2010	2009
Operating activities
Net (loss) income	$(175.7)	$23.1
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Loss (gain) on discontinued operations and disposal	15.0	(3.3)
(Gain) loss on joint venture	(0.1)	(1.2)
Goodwill and intangible assets impairment	78.9	—
Valuation allowance	85.0	—
Depreciation and amortization	19.2	14.7
Stock option and award compensation expense	2.3	3.1
Provision for doubtful accounts	1.2	0.9
Deferred income taxes	(13.7)	3.7
Changes in operating assets and liabilities, net of effects from acquisitions and dispositions of companies
Accounts receivable	19.6	17.8
Inventories	(7.9)	21.8
Other current assets	2.6	(0.7)
Accounts payable	4.0	(3.3)
Customer deposits	—	(7.4)
Accrued liabilities	(3.4)	(5.8)
Income taxes	(1.2)	1.9
Pension contributions	(1.1)	(1.0)
Deferred revenue	6.3	0.2
Other	6.8	(3.5)

Net cash provided by (used for) continuing operating activities	37.8	61.0
Net cash (used for) provided by discontinued operating activities	(6.6)	1.4

Net cash provided by operating activities	31.2	62.4
Investing activities
Purchases of properties and equipment	(12.8)	(14.4)
Proceeds from sales of properties and equipment	1.9	4.0
Payments for acquisitions, net of cash acquired	(97.3)	(13.5)

Other, net	—	10.0

Net cash used for continuing investing activities	(108.2)	(13.9)
Net cash provided by discontinued investing activities	0.2	44.9

Net cash (used for) provided by investing activities	(108.0)	31.0
Financing activities
Increase (reduction) in short-term borrowings, net	130.9	(12.6)
Proceeds from issuance of long-term borrowings	—	12.5
Repayment of long-term borrowings	(70.8)	(77.6)
Purchases of treasury stock	—	—
Cash dividends paid to shareholders	(13.3)	(11.7)
Proceeds from Equity offering	71.2	—
Other, net	0.6	0.2

Net cash provided by (used for) continuing financing activities	118.6	(89.2)
Net cash used for discontinued financing activities	(1.0)	(7.3)

Net cash provided by (used for) financing activities	117.6	(96.5)

Effects of foreign exchange rate changes on cash	0.2	0.8
Increase (decrease) in cash and cash equivalents	41.0	(2.3)
Cash and cash equivalents at beginning of year	21.1	23.4

Cash and cash equivalents at end of year	$62.1	$21.1